Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

June 11, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Touchstone Strategic Trust (the “Registrant”)
Registration Statement on Form N-14
To the Commission:
On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of common shares (Class A, Class C, Class Y, and Institutional Class shares) in connection with the reorganization of Touchstone Small Cap Growth Fund, a series of the Registrant, into Touchstone Small Company Fund, another series of the Registrant. The Registration Statement is intended to become effective on July 11, 2018.
Please contact Debby Eades, Esq. of Vedder Price P.C. at (312) 609-7661 or the undersigned at (513) 357-6029 if you have any questions.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz, Esq.